FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the   September 18, 2002

                           Indo-Pacific Energy Ltd.
(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X    Form 40-F_____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    X    No _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.
(Registrant)

Date:	18th September 2002	/s/ David Bennett
(Signature)

David Bennett
(Name)

Director
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Reporting Issuer

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand

Item 2.	Date of Material Change

On or about September 18, 2002

Item 3.	Press Release

September 18, 2002 Wellington, New Zealand

Item 4.	Summary of Material Change

Indo-Pacific Energy Awarded Taranaki Basin Acreage

Wellington, New Zealand – September 18, 2002-- /PRNewswire/ Indo-Pacific Energy Ltd.
(OTCBB: INDOF) is pleased to announce that it has been awarded four new exploration permits in the onshore and offshore Taranaki Basin of New Zealand.

Item 5.	Full Description of Material Change

Indo-Pacific Energy Awarded Taranaki Basin Acreage

Wellington, New Zealand – September 18, 2002-- /PRNewswire/ Indo-Pacific Energy Ltd.(OTCBB: INDOF) is pleased to announce that it has been awarded four new explorationpermits in the onshore and offshore Taranaki Basin of New Zealand. Of these blocks,three are situated onshore and strategically consolidate the Company’s land position overseveral hundred square kilometers of the most prime area of the basin for discovery ofshallow oil pools. The acreage also includes deeper gas targets which are becomingincreasingly valuable in light of New Zealand’s impending gas supply shortfall andmarket growth.

Potential for profitable shallow oil discovery in the area is demonstrated by theCompany’s nearby Goldie-1 discovery, which has produced 217,800 barrels of oil betweenMarch 2001 to August 31, 2002. The Company is planning to carry out a 3D seismicsurvey over several of these permits, in order to identify targets for drilling during 2003.Indo-Pacific’s interests in the blocks range from 25% to50%, and the Company is thedesignated operator.

In the offshore, Indo-Pacific was awarded a 100% interest in a PEP 38480, located adjacentto Shell’s recent Pohokura gas-condensate discovery, a major new field that is now scheduled for development. Two similar but smaller targets were identified from existing seismic and well control, and specialized techniques will now be applied to the seismic, and new seismic may be acquired, to delineate these targets and assess their potential for drilling.

Indo-Pacific is an active explorer in the Taranaki Basin where it is currently production testing the Huinga-1B discovery (INDOF 12.3%) and is preparing to spud the Kahili-1A well (INDOF 45%). This will be deviated in a southeasterly direction to intersect the Tikorangi Limestone and Tariki Sandstone targets approximately 200m (660 feet) higher on the North Tariki thrust block than their depth in Kahili-1, where oil was produced from the Tariki Sandstone, earlier this year.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639
Web site: http://www.indopacific.com Email: ir@indopacific.com

Item 6.	Reliance on Section 85(2) of the Act

N/A

Item 7.	Omitted Information

None

Item 8.	Senior Officers

David Bennett, President and Chief Executive Officer

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

September 18, 2002	/s/ David Bennett
David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Awarded Taranaki Basin Acreage

Wellington, New Zealand – September 18, 2002-- /PRNewswire/ Indo-Pacific Energy Ltd. (OTCBB: INDOF) is pleased to announce that it has been awarded four new exploration permits in the onshore and offshore Taranaki Basin of New Zealand. Of these blocks, three are situated onshore and strategically consolidate the Company’s land position over several hundred square kilometers of the most prime area of the basin for discovery of shallow oil pools. The acreage also includes deeper gas targets which are becoming increasingly valuable in light of New Zealand’s impending gas supply shortfall and market growth.

Potential for profitable shallow oil discovery in the area is demonstrated by the Company’s nearby Goldie-1 discovery, which has produced 217,800 barrels of oil between March 2001 to August 31, 2002. The Company is planning to carry out a 3D seismic survey over several of these permits, in order to identify targets for drilling during 2003. Indo-Pacific’s interests in the blocks range from 25% to50%, and the Company is the designated operator.

In the offshore, Indo-Pacific was awarded a 100% interest in a PEP 38480, located adjacent to Shell’s recent Pohokura gas-condensate discovery, a major new field that is now scheduled for development. Two similar but smaller targets were identified from existing seismic and well control, and specialized techniques will now be applied to the seismic, and new seismic may be acquired, to delineate these targets and assess their potential for drilling.

Indo-Pacific is an active explorer in the Taranaki Basin where it is currently production testing the Huinga-1B discovery (INDOF 12.3%) and is preparing to spud the Kahili-1A well (INDOF 45%). This will be deviated in a southeasterly direction to intersect the Tikorangi Limestone and Tariki Sandstone targets approximately 200m (660 feet) higher on the North Tariki thrust block than their depth in Kahili-1, where oil was produced from the Tariki Sandstone, earlier this year.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1-866-999-4639
Web site: http://www.indopacific.com Email: ir@indopacific.com